FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:.......................... 926 West Sprague Avenue
                                                                        Suite 200
                                                                        Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes___  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Material Change Report
March 28, 2007

Gold Reserve’s Venezuelan Subsidiary Receives Environmental Approval and Construction Permit

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with
Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time)
significantly differ or change as a result of actual results in our expected construction and production at the
Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-
looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
(Registrant)

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
March 29, 2007

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number	Description
99.1	Material Change Report and News Release

Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company: Gold Reserve Inc. 926 W. Sprague Ave. Suite 200 Spokane, Washington 99201 U.S.A. Item 2 - Date of Material Change:

March 28, 2007

Item 3 – News Releases:

              A news release was issued on March 28, 2007. A Copy of the news release originally filed on SEDAR March 28, 2007 is attached.

Item 4 – Summary of Material Change:

Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) announced that the Venezuelan Ministry of Environment (MinAmb) has approved the Brisas Environmental and Social Impact
Assessment for the exploitation and processing of gold and copper mineralization. As a result, the MinAmb has issued the permit or authorization for affecting natural resources for commencement of the construction phase of the Brisas Project.

Item 5 – Full Description of Material Change:

See attached new release.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable

Item 8 – Executive Officer:

              Executive officer of the Corporation who is knowledgeable about the material change: A. Douglas Belanger, President, (509) 623-1500

Item 9 – Date of Report:

March 29, 2007.

Brisas Receives Environmental Approval and Construction Permit

March 28, 2007 - Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) is extremely pleased to announce that the Venezuelan Ministry of Environment (MinAmb) has approved the Brisas Environmental and Social Impact Assessment (ESIA) for the exploitation and processing of gold and copper mineralization. As a result, the MinAmb has issued the permit or authorization for affecting natural resources for the commencement of the construction phase of the Brisas Project.

Doug Belanger, President of Gold Reserve Inc., stated, “With the approval of the ESIA and issuance of the permit to affect, the MinAmb has approved a well developed project designed to meet the highest technical, environmental and social standards represented by the Equator Principles. This approval is a major milestone and will result in immediate actions to commence our construction activities.”

Belanger further stated, “We want to thank the Venezuelan Government for its assistance and we look forward to continuing our work with local communities so they become the first to benefit from the Brisas Project. Also, we wish to thank our employees and consultants for their dedication and outstanding work which has made this possible and our Shareholders for their support during the development of this world class gold/copper project.”

###

Gold Reserve Inc. is a Canadian company developing the Brisas gold copper project is Southeastern Venezuela. Brisas has NI-43-101 reserves of 485 million tonnes of ore grading 0.67 grams per tonne gold and 0.13% copper containing 10.4 million ounces of gold and 1.3 billion pounds of copper (using a revenue cutoff grade of US $3.04 per tonne and a gold price of US $400 and a copper price of US $1.15 per pound). The Company expects to finance the construction of Brisas with a combination of debt and equity. The mine plan anticipates using conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 456,000 ounces of gold and 60 million pounds of copper for a mine life of 18.5 years. Using copper as a byproduct, operating costs are expected to be US $126 per ounce (using US $1.80 copper). With only 42.6 million shares outstanding Gold Reserve has one of the highest leverages to gold in the mining industry. The Company currently has US $23 million in cash and investments and no debt. For more detailed information please see the news release from November 13, 2006 representing an update to the Company’s NI-43-101 report. This can be obtained at our website at www.goldreserveinc.com or www.sedar.com.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of the Board of Directors A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634